UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): May 1, 2024

LANDA APP 2 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-1767314
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20 W. 22nd Street

New York, NY 10010

(Full mailing address of principal executive offices)

646-905-0931

(Issuer's telephone number, including area code)

Membership Interests:

Landa App 2 LLC - 1096 Vincent Drive Mount Dora FL LLC	Landa App 2 LLC - 1120 9Th Court Pleasant Grove Al LLC
Landa App 2 LLC - 113 Hughes Avenue Sanford FL LLC	Landa App 2 LLC - 1434 Shirley Drive Lakeland FL LLC
Landa App 2 LLC - 1625 W MCFARLAND AVENUE GASTONIA NC LLC	Landa App 2 LLC - 1713 Alfen Street Jacksonville FL LLC
Landa App 2 LLC - 1744 Mountain Drive Tarrant Al LLC	Landa App 2 LLC - 179 Poplar Springs Drive Mulga Al LLC
Landa App 2 LLC - 200 15TH COURT NORTHWEST CENTER POINT AL LLC	Landa App 2 LLC - 2150 TISHAMINGO DRIVE BIRMINGHAM AL LLC
Landa App 2 LLC - 235 Celery Avenue North Jacksonville FL LLC	Landa App 2 LLC - 28 E Hammon Drive Apopka FL LLC
Landa App 2 LLC - 301 Woodstream Drive Gastonia Nc LLC	Landa App 2 LLC - 3029 CEDARIDGE DRIVE TAMPA FLORIDA LLC
Landa App 2 LLC - 340 17TH AVENUE NORTHWEST CENTER POINT AL LLC	Landa App 2 LLC - 4037 STONE DRIVE BESSEMER AL LLC
Landa App 2 LLC - 4126 Oriely Drive West Jacksonville FL LLC	Landa App 2 LLC - 4464 Willow Street Gardendale Al LLC
Landa App 2 LLC - 4601 SYLVANER LANE BIRMINGHAM AL LLC	Landa App 2 LLC - 503 8TH STREET SOUTH BESSEMER AL LLC
Landa App 2 LLC - 503 EAST ROBINSON STREET DALLAS NC LLC	Landa App 2 LLC - 580 Dorothy Street Bartow FL LLC
Landa App 2 LLC - 5844 Willow Crest Drive Pinson Al LLC	Landa App 2 LLC - 650 Willow Bend Lane Bessemer Al LLC
Landa App 2 LLC - 6716 Mopsy Lane Jacksonville FL LLC	Landa App 2 LLC - 6820 66Th Street South Birmingham Al LLC
Landa App 2 LLC - 7817 3Rd Avenue South Birmingham Al LLC	Landa App 2 LLC - 8048 OLD PLANK ROAD JACKSONVILLE FLORIDA LLC
Landa App 2 LLC - 808 Home Trail Gastonia Nc LLC	Landa App 2 LLC - 8990 Doris Lane Jacksonville FL LLC
Landa App 2 LLC - 913 2ND STREET KINGS MOUNTAIN NC LLC	Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC
Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC
Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC	Landa App 2 LLC - 4085 Springvale Way Mcdonough GA LLC
Landa App 2 LLC - 45 Robertford Drive Covington GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Distribution Declaration

On May 1, 2024, Landa Holdings, Inc. (the "Manager"), as manager to each of the following series (each a "Series" and collectively the "Series") of the Company, declared and paid a cash distribution (the "Distribution") for such Series for the month of  April 2024 (the "Distribution Period"), in the amount set forth in the table below.

For Shares purchased during the Distribution Period, holders of shares in each Series ("Shares") will be eligible to receive distributions (rounded) calculated on a pro-rata basis, based on the number of days in the applicable Distribution Period that such holder owned such Shares.

Series	Cash Available for Distribution	Distribution per Share (1)
Landa App 2 LLC - 1096 Vincent Drive Mount Dora FL LLC	$395.81	$0.153
Landa App 2 LLC - 1120 9Th Court Pleasant Grove Al LLC	$0	$0
Landa App 2 LLC - 113 Hughes Avenue Sanford FL LLC (5)	$0	$0
Landa App 2 LLC - 1434 Shirley Drive Lakeland FL LLC (2)	$0	$0
Landa App 2 LLC - 1625 W MCFARLAND AVENUE GASTONIA NC LLC (5)	$0	$0
Landa App 2 LLC - 1713 Alfen Street Jacksonville FL LLC (4)	$436.5	$0.044
Landa App 2 LLC - 1744 Mountain Drive Tarrant Al LLC	$131.44	$0.14
Landa App 2 LLC - 179 Poplar Springs Drive Mulga Al LLC	$328.62	$0.108
Landa App 2 LLC - 200 15TH COURT NORTHWEST CENTER POINT AL LLC	$360	$0.036
Landa App 2 LLC - 2150 TISHAMINGO DRIVE BIRMINGHAM AL LLC (2)	$0	$0
Landa App 2 LLC - 235 Celery Avenue North Jacksonville FL LLC	$564	$0.196
Landa App 2 LLC - 28 E Hammon Drive Apopka FL LLC	$585	$0.182
Landa App 2 LLC - 301 Woodstream Drive Gastonia Nc LLC (3)	$0	$0
Landa App 2 LLC - 3029 CEDARIDGE DRIVE TAMPA FLORIDA LLC (5)	$0	$0
Landa App 2 LLC - 340 17TH AVENUE NORTHWEST CENTER POINT AL LLC (4)	$393.75	$0.039
Landa App 2 LLC - 4037 STONE DRIVE BESSEMER AL LLC (3)	$0	$0
Landa App 2 LLC - 4126 Oriely Drive West Jacksonville FL LLC (3)	$0	$0
Landa App 2 LLC - 4464 Willow Street Gardendale Al LLC	$168.17	$0.199
Landa App 2 LLC - 4601 SYLVANER LANE BIRMINGHAM AL LLC (2)	$0	$0
Landa App 2 LLC - 503 8TH STREET SOUTH BESSEMER AL LLC (3)	$0	$0
Landa App 2 LLC - 503 EAST ROBINSON STREET DALLAS NC LLC	$0	$0
Landa App 2 LLC - 580 Dorothy Street Bartow FL LLC	$0	$0
Landa App 2 LLC - 5844 Willow Crest Drive Pinson Al LLC	$0	$0
Landa App 2 LLC - 650 Willow Bend Lane Bessemer Al LLC (2)	$0	$0
Landa App 2 LLC - 6716 Mopsy Lane Jacksonville FL LLC	$0	$0
Landa App 2 LLC - 6820 66Th Street South Birmingham Al LLC	$386.45	$0.145
Landa App 2 LLC - 7817 3Rd Avenue South Birmingham Al LLC (5)	$0	$0
Landa App 2 LLC - 8048 OLD PLANK ROAD JACKSONVILLE FLORIDA LLC (5)	$0	$0
Landa App 2 LLC - 808 Home Trail Gastonia Nc LLC (5)	$0	$0
Landa App 2 LLC - 8990 Doris Lane Jacksonville FL LLC	$390	$0.039
Landa App 2 LLC - 913 2ND STREET KINGS MOUNTAIN NC LLC	$307.5	$0.055
Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC (2)	$0	$0
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC (2)	$0	$0
Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC (2)	$0	$0
Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	$0	$0
Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC	$0	$0
Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC	$0	$0
Landa App 2 LLC - 4085 Springvale Way Mcdonough GA LLC (2)	$0	$0
Landa App 2 LLC - 45 Robertford Drive Covington GA LLC (5)	$0	$0

(1) Distributions by this Series were made based on the total Shares outstanding as of May 1, 2024.

(2) The tenant occupying this Property has not paid their rent, or has only paid a portion of their rent, for the month of April. The Manager has determined that this Series does not have sufficient amounts (including any amounts in its Reserves) and will not be able to pay a Distribution to the holders of this Series' Shares for this Distribution Period.

(3) As of the date of this report, the tenant is still occupying the Properties underlying this Series and the Manager has commenced the process to remove these tenants. Once vacant, This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.

(4) The tenant occupying this Property has not paid their rent, or has only paid a portion of their rent, for the month of April. The Manager, acting in its sole discretion, is using a portion of its Reserve (as defined in the Offering Circular) to pay each of the holders of this Series' Share a Distribution.

(5) This Property is currently vacant. The Manager has determined that this Series does not have sufficient amounts (including any amounts in its Reserves) and will not be able to pay a Distribution to the holders of this Series' Shares for this Distribution Period.

For any additional information regarding the Shares discussed herein, shareholders should refer to the Offering Circulars, available on the SEC's website at www.sec.gov

Further information detailing the calculation of cash available for distribution for each Series is available on the Landa Mobile App, which is available on iOS and Android devices.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2024	LANDA APP 2 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

2

Exhibit A

Master Series Table

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold	Total Amount Raised($)(1)	Monthly Rental Income($)(2)	Monthly Insurance Expense($)	Monthly Management Fee (%)(3)
1.	Landa Series 1096 Vincent Drive Mount Dora FL LLC	open	03/27/2023	04/01/2024	2,585	35,312.91	2,000	254.18	8%
2.	Landa Series 1120 9Th Court Pleasant Grove Al LLC	open	03/27/2023	03/25/2024	3,025	24,475.27	1,125	55.47	8%
3.	Landa Series 113 Hughes Avenue Sanford FL LLC	open	03/27/2023	03/26/2024	521	7,838.81	0	0	8%
4.	Landa Series 1434 Shirley Drive Lakeland FL LLC	open	03/27/2023	04/01/2024	4,357	60,651.18	3,800	188.7	8%
5.	Landa Series 1625 W MCFARLAND AVENUE GASTONIA NC LLC	open	03/27/2023	03/23/2024	2,620	32,058.06	0	100.51	8%
6.	Landa Series 1713 Alfen Street Jacksonville FL LLC	closed	03/27/2023	10/02/2023	10,000	76,921	1,455	148.13	8%
7.	Landa Series 1744 Mountain Drive Tarrant Al LLC	open	03/27/2023	03/27/2024	937	7,076.88	955	65.62	8%
8.	Landa Series 179 Poplar Springs Drive Mulga Al LLC	open	03/27/2023	03/28/2024	3,046	21,808.75	1,150	59.49	8%
9.	Landa Series 200 15TH COURT NORTHWEST CENTER POINT AL LLC	closed	03/27/2023	01/21/2024	10,000	67,428	1,200	55.47	8%
10.	Landa Series 2150 TISHAMINGO DRIVE BIRMINGHAM AL LLC	open	03/27/2023	03/26/2024	1,257	11,278.68	1,250	63.51	8%
11.	Landa Series 235 Celery Avenue North Jacksonville FL LLC	open	03/27/2023	03/27/2024	2,881	34,960.65	1,880	208.07	8%
12.	Landa Series 28 E Hammon Drive Apopka FL LLC	open	03/27/2023	03/27/2024	3,214	37,505.13	1,950	194.24	8%
13.	Landa Series 301 Woodstream Drive Gastonia Nc LLC	open	03/27/2023	03/27/2024	1,234	15,786.81	1,750	97.69	8%
14.	Landa Series 3029 CEDARIDGE DRIVE TAMPA FLORIDA LLC	open	03/27/2023	03/28/2024	2,839	47,846.8	0	322.41	8%
15.	Landa Series 340 17TH AVENUE NORTHWEST CENTER POINT AL LLC	closed	03/27/2023	09/11/2023	10,000	75,657	1,312.5	63	8%
16.	Landa Series 4037 STONE DRIVE BESSEMER AL LLC	open	03/27/2023	03/26/2024	822	7,508.64	0	0	8%
17.	Landa Series 4126 Oriely Drive West Jacksonville FL LLC	open	03/27/2023	03/19/2024	1,307	15,620.61	1,600	0	8%
18.	Landa Series 4464 Willow Street Gardendale Al LLC	open	03/27/2023	04/01/2024	846	8,251.21	1,345	91.66	8%
19.	Landa Series 4601 SYLVANER LANE BIRMINGHAM AL LLC	open	03/27/2023	04/01/2024	2,329	35,444.12	2,099	123.83	8%
20.	Landa Series 503 8TH STREET SOUTH BESSEMER AL LLC	open	03/27/2023	03/28/2024	1,376	8,592.02	0	0	8%
21.	Landa Series 503 EAST ROBINSON STREET DALLAS NC LLC	open	03/27/2023	04/01/2024	3,462	28,985.94	1,155	62.3	8%
22.	Landa Series 580 Dorothy Street Bartow FL LLC	open	03/27/2023	03/27/2024	1,741	22,990.08	1,750	171.17	8%
23.	Landa Series 5844 Willow Crest Drive Pinson Al LLC	open	03/27/2023	03/27/2024	1,556	15,856.26	1,450	89.65	8%
24.	Landa Series 650 Willow Bend Lane Bessemer Al LLC	open	03/27/2023	03/22/2024	2,315	20,205.55	1,175	65.48	8%
25.	Landa Series 6716 Mopsy Lane Jacksonville FL LLC	open	03/27/2023	03/15/2024	1,301	13,967.67	1,500	185.02	8%
26.	Landa Series 6820 66Th Street South Birmingham Al LLC	open	03/27/2023	03/28/2024	2,673	20,796.47	1,299	66.32	8%
27.	Landa Series 7817 3Rd Avenue South Birmingham Al LLC	closed	03/27/2023	07/23/2023	10,000	54,393	0	0	8%
28.	Landa Series 8048 OLD PLANK ROAD JACKSONVILLE FLORIDA LLC	open	03/27/2023	03/27/2024	596	7,131.5	0	0	8%
29.	Landa Series 808 Home Trail Gastonia Nc LLC	open	03/27/2023	03/26/2024	266	4,151.17	0	0	8%
30.	Landa Series 8990 Doris Lane Jacksonville FL LLC	closed	03/27/2023	05/03/2023	10,000	39,285	1,300	115.76	8%
31.	Landa Series 913 2ND STREET KINGS MOUNTAIN NC LLC	open	03/27/2023	03/28/2024	5,628	51,648.72	1,025	58.68	8%
32.	Landa Series 126 Wildwood Road Stockbridge GA LLC	closed	12/03/2021	08/11/2022	10,000	69,321	1,697.85	34.36	8%
33.	Landa Series 137 Spring Valley Circle Stockbridge GA LLC	closed	12/03/2021	03/31/2023	10,000	68,203	1,525	37.27	8%
34.	Landa Series 153 Spring Valley Circle Stockbridge GA LLC	closed	12/03/2021	04/05/2023	10,000	85,308	1,842.5	35.88	8%
35.	Landa Series 2174 Scarbrough Road Stone Mountain GA LLC	closed	12/03/2021	03/31/2023	10,000	66,954	1,627.5	36.82	8%
36.	Landa Series 303 Kellys Walk Locust Grove GA LLC	closed	12/03/2021	04/19/2022	10,000	105,377	1,929.38	43.63	8%
37.	Landa Series 3192 Lake Monroe Road Douglasville GA LLC	closed	12/03/2021	04/19/2022	10,000	59,768.5	1,425	32.66	8%
38.	Landa Series 4085 Springvale Way Mcdonough GA LLC	closed	12/03/2021	08/25/2022	10,000	113,687	1,875	44.03	8%
39.	Landa Series 45 Robertford Drive Covington GA LLC	closed	12/03/2021	04/19/2022	10,000	92,925	0	0	8%

(1) Reflected as of up to two (2) business days prior to the date of this Form 1-U. Each Series is offering up to a maximum of 10,000 Shares

(2) The Monthly Rental Income amount reflects the monthly rental payment due under the applicable lease agreement for the Property.

(3) The Monthly Management Fee payable by each Series is expected to equal eight percent (8%) of the Gross Monthly Rent.